

Gio's Outdoors is not accepting investment.

View investment opportunities on Mainvest

Edit Profile Watch Share
Women-owned
Gio's Outdoors

Outdoor Supply Store

14871 N. Fairview Drive
Smithville, MO 64089
Get directions
View Website
Connect with us
Profile
Data Room
Discussion
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.5× for the next $10,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
Gio's Outdoors is seeking investment to open a new, bigger location in a new development on a 4 lane highway closer to Kansas City.
This is a preview. It will become public when you start accepting investment.
INVESTOR PERKS

Gio's Outdoors is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Girl Power
Invest $500 or more to qualify. Unlimited available

Get your name on the photo wall of supports for our women's clinics and events. During our events we take a lot of pictures, why not show your support by having your name up on the wall.

Kids zone
Invest $500 or more to qualify. 100 of 100 remaining

Get your name on our kid zone, a fun place for kids to hang out while parents shop.

Show more
Opening May 2024!!!

Gio's Outdoors is an active lifestyle focused outdoor retail store that stands out for its commitment to quality and deep community roots. Offering a curated selection of top-tier outdoor gear and apparel, Gio's caters to the adventurous and active people who seeks both performance and style in her outdoor pursuits. What sets Gio's apart is not only its dedication to providing premium brands but also its strong ties to the local community. With a foundation built on shared outdoor passions, Gio's fosters a sense of belonging and camaraderie among outdoor enthusiasts. Whether it's hiking, camping, or any other outdoor activity, Gio's Outdoors is more than a store; it's a hub for like-minded people to connect, share experiences, and gear up for their next adventure.

This is a preview. It will become public when you start accepting investment.
OUR BRANDS
Previous
Next
This is a preview. It will become public when you start accepting investment.
6,000 sq. ft.
Floor Space
This is a preview. It will become public when you start accepting investment.

$35,000
Monthly Revenue
This is a preview. It will become public when you start accepting investment.
Our other ventures!

Smithville Bike Co-op was founded as an online group in 2017 and opened a store in 2019, great timing right? Well it turned out people wanted bikes in 2020 and we had the ability to get used bikes and fix them. Today we are a Trek partner store, work with multiple non-profits to donate bikes and co-host many events.

Paradise Outfitters was founded in 2022, Bob retired and wanted to build a community focused outdoor business that utilized the 7200 acre lake in our backyard. From family night, to ladies night and youth nights the business say amazing growth in 2022 and 2023. In 2023 we signed a 5 year agreement to operate at the lake with Clay County allowing us to invest more in the business.

This is a preview. It will become public when you start accepting investment.
PRESS
Paradise Outfitters

Northland Outdoor Adventures

#1 of 1 Tours & Activities in Smithville Boat RentalsStand Up Paddleboarding Kayaking & Canoeing

Smithville Bike Co-op | Smithville Bike Co-op

Smithville Bike Co-op

THE TEAM
Robert
Co-owner

Bob has a passion for the outdoors and helping grow businesses. Bob has a track record of empowering women and helping them grow as business owners and co-workers.

Kelly
Bike Princess

Kelly was customer #1 at the Smithville Bike Co-op and in 2022 when she retired from running her own business she took on a new role planning events for the co-op, assisting with business operations and taking on challenging gravel events like Midsouth and Big Sugar. Her passion for fun, physical activities is electric and gets others to join along.

This is a preview. It will become public when you start accepting investment.
NOVEMBER 2023
Capital Raise
MAY 2024
Planned Opening

This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Store build out $46,625
Mainvest Compensation $3,375
Total $50,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $500,000 $550,000 $588,500 $617,925 $636,462
Cost of Goods Sold $200,000 $220,000 $235,400 $247,170 $254,584
Gross Profit $300,000 $330,000 $353,100 $370,755 $381,878

EXPENSES

Rent $90,000 $92,250 $94,556 $96,919 $99,341

Utilities $12,000 $12,300 $12,607 $12,922 $13,245

Salaries $20,000 $22,000 $23,540 $24,717 $25,458

Insurance $1,000 $1,025 $1,050 $1,076 $1,102

Repairs & Maintenance $2,400 $2,460 $2,521 $2,584 $2,648

Legal & Professional Fees $500 $512 $524 $537 $550

Operating Profit $174,100 $199,453 $218,302 $232,000 $239,534

This information is provided by Gio's Outdoors. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2023 Balance Sheet

Investment Round Status

Target Raise $50,000

Maximum Raise $124,000

Amount Invested $0

Investors 0

Investment Round Ends January 19th, 2024

Summary of Terms

Legal Business Name Gio's Outdoors LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $10,000 invested

1.5×

Investment Multiple 1.4×

Business's Revenue Share 3%-7.4%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date September 30th, 2033

Financial Condition

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Gio's Outdoors's fundraising. However, Gio's Outdoors may require additional funds from alternate sources at a later date.

Financial liquidity

Gio's Outdoors has a strong liquidity position due to its medium cash reserves as compared to debt and other liabilities. Gio's Outdoors expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Gio's Outdoors to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Gio's Outdoors operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Gio's Outdoors competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Gio's Outdoors's core business or the inability to compete successfully against the with other competitors could negatively affect Gio's Outdoors's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Gio's Outdoors's management or vote on and/or influence any managerial decisions regarding Gio's Outdoors. Furthermore, if the founders or other key personnel of Gio's Outdoors were to leave Gio's Outdoors or become unable to work, Gio's Outdoors (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Gio's Outdoors and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Gio's Outdoors is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Gio's Outdoors might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Gio's Outdoors is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Gio's Outdoors

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Gio's Outdoors's financial performance or ability to continue to operate. In the event Gio's Outdoors ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Gio's Outdoors nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Gio's Outdoors will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Gio's Outdoors is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Gio's Outdoors will carry some insurance, Gio's Outdoors may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Gio's Outdoors could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Gio's Outdoors's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Gio's Outdoors's management will coincide: you both want Gio's Outdoors to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Gio's Outdoors to act conservative to make sure they are best equipped to repay the Note obligations, while Gio's Outdoors might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Gio's Outdoors needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Gio's Outdoors or management), which is responsible for monitoring Gio's Outdoors's compliance with the law. Gio's Outdoors will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Gio's Outdoors is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Gio's Outdoors fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Gio's Outdoors, and the revenue of Gio's Outdoors can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Gio's Outdoors to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Gio's Outdoors. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.

This is a preview. It will become public when you start accepting investment.

Investor Discussion

About Us

Blog

FAQ

Write For Us

Referral Program

Business Resources

Support Center

Educational Materials

Contact Us

Terms of Service

Privacy Policy

This website, Mainvest.com, which we refer to as the "Site," is owned by MainVest, Inc., which we refer to as "Mainvest." Mainvest is a licensed Funding Portal that offers investments under Regulation Crowdfunding, which is also known as Title III Crowdfunding. Our offerings under Regulation Crowdfunding are open for investment from the general public. By using the Site, you are subject to our Terms of Use and our Privacy Policy. Please read these carefully before using the Site. Although our Site offers investors the opportunity to invest in a variety of companies, we do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisers. Investors must make their own investment decisions, either alone or with their personal advisors. Neither the Securities and Exchange Commission nor any state agency has reviewed the investment opportunities listed on the Site. Mainvest does not provide any legal, tax, or accounting advice with respect to any securities. Thank you for using the Site. If you have questions, please contact us at info@mainvest.com.

MainVest is not a bank, it is a financial technology company. We have partnered with Synapse Financial Technologies Inc and their partner bank to provide banking services through Evolve Bank & Trust, Member FDIC.

Certain services are offered through Synapse Financial Technologies, Inc. and its affiliates (collectively, "Synapse"). Synapse is not a bank and is not affiliated with Mainvest, Inc. Brokerage accounts and cash management programs are provided through Synapse Brokerage LLC ("Synapse Brokerage"), an SEC-registered broker-dealer and member of FINRA and SIPC. Additional information about Synapse Brokerage can be found on FINRA's BrokerCheck.

See Synapse Terms of Service and the applicable disclosures and agreements available in Synapse's Disclosure Library for more information. The Partner Financial Institution(s) participating in a Synapse cash management program can be found in the List of Program Banks.

ALL OF THE INVESTMENT OPPORTUNITIES ON MAINVEST CONTAIN RISK. ONLY INVEST IF YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

This site is protected by reCAPTCHA and the Google Privacy Policy and Terms of Service apply.